UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChinaNet Online Holdings, Inc.
(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)
(Title of Class of Securities)

16949H904
 (CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949H904

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,108,300 shares (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,108,300 shares (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,300 shares (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IA
(1) Mr. Stephen S. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 1,108,300 shares directly beneficially owned by TAM, 428,300 shares consist of Series A Convertible Preferred Stock that is convertible into common stock, par value $0.001 per share (the “Common Stock”); 390,000 shares of Series A-1 Warrants convertible into Common Stock at an exercise price equal to $3.00 per share; and 290,000 shares of Series A-2 Warrants convertible into Common Stock at an exercise price equal to $3.75 per share.

CUSIP No. 16949H904

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,118,300 shares (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,118,300 shares (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,300 shares (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN;IA
(1) Consists of 10,000 shares owned by Mr. Stephen S. Taylor and 1,108,300 shares owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor may be deemed to hold an indirect beneficial interest in shares that are directly beneficially owned by TIF.  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) Of the 1,118,300 shares beneficially owned by Mr. Taylor, 428,300 shares consist of Series A Convertible Preferred Stock that is convertible into common stock, par value $0.001 per share (the “Common Stock”); 390,000 shares of Series A-1 Warrants convertible into Common Stock at an exercise price equal to $3.00 per share; and 290,000 shares of Series A-2 Warrants convertible into Common Stock at an exercise price equal to $3.75 per share.  The remaining 10,000 shares beneficially owned by Mr. Taylor are Common Stock.

Item 1. Name & Address of Issuer

(a)-(b)  This Amended Schedule 13G relates to ChinaNet Online Holdings, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at No. 3 Min Zhuang Road, Building 6 Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC 100195.

Item 2. Identity and Background.

(a)-(c) This Schedule 13G is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor (together with TAM, the “Reporting Party”).  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605, with the telephone number (312) 583-0500.  Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2 nd Floor Chicago, IL 60605.

(d) Common stock, par value $0.001 per share (the “Common Stock”).  Of the 1,118,300 shares beneficially owned by the Reporting Party, 428,300 shares consist of Series A Convertible Preferred Stock that is convertible into Common Stock; 390,000 shares of Series A-1 Warrants convertible into Common Stock at an exercise price equal to $3.00 per share; and 290,000 shares of Series A-2 Warrants convertible into Common Stock at an exercise price equal to $3.75 per share.  The remaining 10,000 shares beneficially owned by the Reporting Party are Common Stock.

(e) CUSIP No. 16949H904

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of theInvestment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J).

Item 4. Ownership

(a)-(b) Mr. Stephen S. Taylor has a direct beneficial ownership of 10,000 shares of the Issuer. Taylor International Fund, Ltd. (“TIF”) has direct beneficial ownership of 1,108,300 shares of the Issuer.  Mr. Taylor may be deemed to hold an indirect beneficial interest in the shares beneficially owned by TIF.  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  Accordingly, Mr. Taylor may be deemed to own beneficially a total of 1,118,300 shares of the Issuer constituting 6.5% of the Issuer's shares of Common Stock outstanding as of the Issuer’s most recent 10K dated November 12, 2010.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
1,118,300 (see Item 4(a))

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
1,118,300 (see Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of
0

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

 N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2011

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Joint Filing Agreement dated February 3, 2011 by Taylor International Fund, Ltd. and Stephen S. Taylor.

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 3rd day of February, 2011, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Quest Resource Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually